March 2, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010

100 F Street, NE

Washington, DC  20549-8020

Attention: Mark C. Shannon, Branch Chief

Dear Mr. Shannon:

Re: Emgold Mining Corporation (SEC File No. 000-51411) (the “Company”)
Annual Report in Form 20-F for Period Ended December 31, 2008, filed on July 15, 2009

We are replying to your letter dated December 31, 2009 (the “Comment Letter”), regarding the above captioned Annual Report filing (the “Filing”), and apologize for the delay in replying, but due to employee shortages due to reduced staff levels and vacations, we have been unable to reply until this date.

We agree with your comments but request that any disclosure be made prospectively in the Company’s annual reports and consolidated financial statements for the year ended December 31, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

Management’s Annual Report on Internal Control over Financial Reporting, page 75

1.

We note you disclose having a limited number of finance personnel is “a situation that is common in smaller companies.”  Please remove this statement or provide a basis for your assertion.

Comment 1

We will remove the statement “a situation that is common in smaller companies” in future filings.

2.

Within the context of the discussion of your material weaknesses in internal control over financial reporting, we note you disclose the following:

“The Company believes that the weaknesses identified… are mitigated by the thorough review of the Company’s financial statements by senior management, the Audit Committee of the Board and by consulting with external experts.  In addition, senior management is active in the Company’s day-to-day operations and in monitoring the Company’s financial reporting.  Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company’s internal controls over financial reporting.  A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonably, no absolute, assurance that the objectives of the internal controls over financial reporting are achieved.”

Please modify your disclosure to remove any allusion to remove any allusion to mitigation of the weaknesses so as not to imply that your weaknesses are of a lesser magnitude than material weaknesses.

A material weakness, which results in ineffective internal controls over financial reporting, is by its nature a weakness unmitigated by other controls and procedures.

Please also modify your disclosure to clarify that the basis for your ineffectiveness conclusion is a result of the material weaknesses present in your internal controls over financial reporting, unrelated to the concept of “reasonable, no absolute” assurance.  Due to your conclusion of ineffectiveness, please consider removing the sentence referring to reasonable assurance in its entirety or change the context under which it is discussed.

Comment 2

We will modify our disclosure to remove any allusion to mitigation of the weakness as not to imply that our weakness is of a lesser magnitude than material weakness. We will modify our disclosure to remove the sentence referring to reasonable assurance. We will make these modifications in future filings.

Changes in Internal Control over Financial Reporting, page 75

3.

Please modify your disclosure to remove references to “significant” changes in your internal controls over financial reporting.  Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of the Note to Item 15T(2)(c) of Form 20-F.

Comment 3

We will modify our disclosure to remove references to “significant” in future filings.

Exhibit F-1 – Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006.

Note 8 – Related Party Transactions and Balances, page 23

4.

We note that you disclose a provision for doubtful accounts has been established in the amount of $321,839 as of December 31, 2008, in relation to amounts on deposit with Quorum Management and Administrative Services Inc., a related party administration services provider.  Please expand your disclosure to identify the facts and circumstances surrounding the provision for doubtful accounts and your assumptions/estimates therein.  In your response to this comment, please provide us a sample of your proposed expanded disclosure.

Comment 4

We modify our disclosure to include the following facts and circumstances surrounding the provision of doubtful accounts. We will include this modification in future filings.

Sample of proposed disclosure

Emgold advanced three months of funds to Quorum Management and Administrative Services Inc. (formerly LMC Management Services Ltd.) (“Quorum”) for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded. This provision estimate assumed that Quorum would be in a position to provide services for a period of 3 months from the balance sheet date and that such services could drawn down against outstanding advances. Any advances amounts in excess of the estimated 3 months services values have been provided in full.

Note 16 - Ceramext® Research Costs, page 34

Note 17 – Exploration Costs, page 35

5.

Please expand your disclosure to include the amounts expensed-to-date for each significant development project, or tell us why you believe this disclosure is not necessary.  Refer to paragraph 32 of AcG 11.  In your response to this comment, please provide us a sample of your proposed expanded disclosure.

Comment 5

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs such that at any point in time, 3 years of comparative information for costs expensed are presented in the statement of operations. Coupled with the information in the disclosure of cumulative costs expensed to date in note 17 of the financial statements, we consider that this provides sufficient information for readers of the financial statements.

In assessing disclosure requirement we considered CICA Handbook Section 1100, paragraph 3 which states that an entity should apply every primary source of generally accepted accounting principles that deal with the accounting and reporting in financial statements of transactions or events encountered by the entity. Whilst AcG 11 falls within the hierarchy of Canadian generally accepted accounting principles, we concluded that it was not a standalone primary source of GAAP and that presentation of cumulative amounts expensed to date, while preferable, should not be regarded as mandatory.

Ceramext® Research Costs, page 34

The Company terminated its agreement with Ceramext, LLC in early 2009.  The Company did not reach the development stage on this process.

Exhibit F-2 – Quarterly and Annual Report for the Three Months and Year Ended December 31, 2008

Measurement Uncertainty and Impairment Assessments, page 25

6.

We note you utilized certain valuation techniques in determining fair values of your mineral properties in conjunction with your impairment assessment, including assessments of measured and indicated resources, in-situ values, and recent expenditures analysis.  Please expand your disclosure to describe how this analysis was performed for each significant method, including the significant assumptions used and the sensitivity to changes in those assumptions.  Please also disclose how the results of each method were used in making your final determination of fair value.  Consider providing some indication of the extent to which the fair value exceeded the carrying amount, and what future events or circumstances could result in the recognition of an impairment charge.  Please provide us a sample of your proposed expanded disclosure.

Comment 6

We will expand our disclosure to describe the impairment analysis. We will include this expanded disclosure in future filings.

Sample of proposed disclosure

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs. At December 31, 2008 the carrying value of mineral property interests was approximately $1 million.  For certain property interests, the Company considered the nature and amount of recent exploration amounts expensed on its mineral properties.  To the extent that these amounts were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property, management concluded that the fair value of the property was at least equal to or greater than its book value.  The Company considered the in-situ values of its mineral resources when assessing the carrying value of the Idaho-Maryland Property.  The "in situ" analysis compared the relative dollar value per resources ounce of comparable junior gold companies based on market capitalization and measured, indicated, and inferred resources.  We used an average from the market and compared our total in-situ value to our mineral property interest-carrying amount.  As an overall global valuation test, the Company also compared the market capitalization to its net book at December 31, 2008, as well as an assessment as to what premium, if any, would be reasonable.

Management’s impairment assessment did not result in the identification of any impairment of any of the Company’s mineral property interests as at December 31, 2008.  Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

7.

When considering the value of measured and indicated resources and in-situ values in determining fair values of your mineral properties, please tell us your rational for utilizing resources beyond proven and probable reserves.  Please also tell us whether your analysis of in-situ resources deducted the estimated costs necessary to be incurred to mine the in-situ resources.  If so, please expand your disclosure to briefly state the types of costs netted against the in-situ reserve values in determining the mineral property’s fair value (e.g. development, lifting, milling, smelting, etc….)

Comment 7

We have considered EITF 04-03 and ASC codification 930, “Extractive activities- mining” in determining that it is appropriate to use value beyond proven and probable reserves in determining the fair values of our mineral property interests.  The "in situ" analysis compared the relative dollar value per resources ounce of comparable junior gold companies based on market capitalization and measured, indicated, and inferred resources.  We used an average from the market and compared our total in-situ value to our mineral property interest-carrying amount. This approach does not factor in revenues, operating costs, and determining net cash flows expected to be generated for the property.

Engineering Comments on Form 20-F for Fiscal Year Ending December 31, 2008

General

8.

We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include cautionary language similar to the following along with such information:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guideline strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

Please indicate the location of such language in your response.

Comment 8

The cautionary language information is now posted on the /Rozan Property and the Stewart Property information pages on the Company’s web site in a prominent location.

Gold Mineral Resource and Mineral Reserve Estimates, page 26

9.

We note your disclosure of inferred resources do not correlate to the AMEC report cited in your filing.  Please clarify this apparent discrepancy and if necessary revise your filing.

Comment 9

The inferred gold resource in the 2004 Technical Report was 952,000 ounces.  On March 1, 2007, the Company reported additional inferred gold resources in a press release based on exploration work the Company had completed since 2004. The Company increased the inferred resource by an additional 50,000 inferred ounces.  The additional resources do not represent a significant change as the increase was 5%.  We will update our disclosures in subsequent filings..

10.

The cutoff grade is a critical component used to evaluate the potential of your mineral property interests and is disclosed within your pre-feasibility document as prepared by AMEC.  Please disclose the cutoff grade associated with your resource estimate and the commodity prices, assumed operating costs and recovery parameters used to determine your cutoff grade estimate.  Please show what this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction.  In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, cost and reasonable metal prices, i.e. based on a three-year historic average.

Comment 10

The Company has not completed any pre-feasibility studies on the Idaho-Maryland Project.  In 2002, AMEC completed a Canadian NI 43-101 Technical Report which included a gold resource estimate for the Idaho-Maryland Project using a gold cutoff grade of 0.10 ounces per ton (opt). The cutoff grade was determined using 80% of the then current gold price and historic gold recoveries between 93 and 95 percent.  AMEC and the Company agreed to use a conservative cutoff grade of 0.1 opt although gold was greater than $400 per ounce and the lowest historic gold recovery was 93 percent of the mill head grade.

In 2004, AMEC completed a National Instrument 43-101 (“NI 43-101”) Preliminary Assessment Technical Report on the Idaho-Maryland Project to evaluate an industrial mineral resource.  The industrial mineral resource did not require a cut off grade.

The 2004 Technical Report also included an updated gold resource estimate to take into account additional work completed since 2002.  The same cut off grade as the 2002 Technical Report was used.

Additional gold resources were reported in 2007 in a press release by the Company which was filed on Form 6-K.  The same gold cut off grade as the 2002 and 2004 Technical Reports was used to keep the methodology consistent with past reports.

The resource cut-off grade of 0.1 opt gold used in all reports is calculated as follows:

Cut off grade = mining cost/(mill recovery x gold price) = $35/(0.93 x $375) = 0.1 opt

We will revise our disclosure in subsequent filings to address the points noted above.

Rozan Gold Property, British Columbia and Jazz Property, British Columbia, page 31

11.

We note you reference grab samples and sample assay ranges in this section of your filing.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Comment 11

We will revise our disclosure in subsequent filings to address the points noted above.

As per your request the undersigned in his capacity as Chief Executive Officer of the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

EMGOLD MINING CORPORATION

“SARGENT H. BERNER”

Chief Executive Officer